For period ending August 31, 1996  Attachment 77

File Number 811-6292

PaineWebber Investment Trust - Global Equity Fund


A special meeting of shareholders was held on April 15, 1996, at which the following proposals were approved:

To vote for or against the following changes to the Fund's fundamental investment restrictions and policies (the enumeration below follows that used in the related proxy statement):

  1. Modification of Fundamental Restriction on Portfolio Diversification for Diversified Funds

  2.  Modification of Fundamental Restriction on Concentration

  3.  Modification of Fundamental Restriction on Senior Securities and
      Borrowing

  4.  Modification of Fundamental Restriction on Making Loans

  5.  Modification of Fundamental Restriction on Underwriting Securities

  6.  Modification of Fundamental Restriction on Real Estate Investments

  7.  Modification of Fundamental Restriction on Investing in Commodities

  8.  Elimination of Fundamental Restriction on Margin Transactions

  9.  Elimination of Fundamental Restriction on Short Sales


For each of the above proposals, the votes were as follows:

Shares Voted For
Shares Against
Shares Abstain

17,673,371
249,336
1,162,571



     In addition to the item noted above, the Fund's shareholders elected board members. Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action on this proposal since there were no solicitations in opposition to the registrant's nominees and all of the nominees were elected.

     A more complete description of the proposal referred to above is hereby incorporated by reference to the Fund's proxy materials dated February 28, 1996 relating to the Special Meeting of Shareholders. These Schedule 14A materials were filed with the Securities and Exchange Commission via EDGAR on February 28, 1996; the accession code number was 0000950112-96-000634.